

May 15, 2015

Via E-Mail
Grant Isaac
Senior Vice-President and Chief Financial Officer
Cameco Corporation
2121 - 11th Street West
Saskatoon, Saskatchewan, Canada
S7M 1J3

> **Re:** **Cameco Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2014**
> **Filed March 6, 2015**
> **File No. 001-14228**

Dear Mr. Isaac:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Mine Safety disclosure, page 4

1. We note your statement that neither Cameco Corporation nor any of its subsidiaries is the operator of any coal or other mine, as those terms are defined in section 3 of the Federal Mine Safety and Health Act of 1977. Supplementally, please explain this statement considering that your Smith Ranch, Highland, North Butte, Brown Ranch facilities are located in Wyoming, your Crow Butte facilities are located in Nebraska, and all these facilities utilize an In Situ Recovery (ISR) process to extract and process uranium.

Exhibit 99.1 Mineral Reserves, page 69

2. We note that you used an average uranium price of $70 (US) per pound U3O8 in the determination of your proven and probable mineral reserves. While spot and long-term contract prices have declined, higher average uranium prices for your proven and

probable mineral reserves were increased in anticipation of higher prices you may receive under long-term delivery contracts even though these contracts include adjustments based on the long-term contract and spot prices. Please tell us how you determine your reserve pricing used in the calculation of your mineral reserves and provide the forecast price evaluation. In your response please address the decline in Spot and Long-term contract uranium prices as noted in the table below which are compared to Camecos' realized and reserve prices.

Uranium Price	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
Average Spot	$33.21	$38.17	$48.40	$56.36	$46.83	$46.06	$61.58	$99.29	$49.60	$28.67	$18.60
Average LT	$43.46	$54.13	$60.13	$66.79	$60.92	$65.50	$82.50	$90.83	$49.90	$30.66	$20.00
Cameco Realized Price	$47.53	$48.35	$47.72	$49.17	$43.63	$38.25	$39.52	$37.47	$20.62	$15.45	$12.89
Cameco Reserve Price	$70.00	$63.75	$61.00	$61.00	$56.50	$54.00	$70.00	$59.00	$38.50	$22.70	$21.80

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about the engineering comments. Please contact me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director